Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of United States dollars) WESTPORT INNOVATIONS INC. Years ended March 31, 2011, 2010 and 2009

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Westport Innovations Inc.

We have audited the accompanying consolidated financial statements of Westport Innovations Inc., which comprise the consolidated balance sheets as at March 31, 2011 and 2010, the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as, evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc. Page 2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Westport Innovations Inc. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 8, 2011 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (Signed)

Chartered Accountants

June 8, 2011

Vancouver, Canada

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Westport Innovations Inc.

We have audited Westport Innovations Inc.’s, (“the Company”) internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We also have conducted our audit on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated June 8, 2011 expressed an unmodified opinion on those consolidated financial statements.

KPMG LLP (Signed)

Chartered Accountants

June 8, 2011
Vancouver, Canada

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of United States dollars) March 31, 2011 and 2010
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$148,462	$70,480
Short-term investments	31,841	33,725
Accounts receivable	15,934	11,390
Loan receivable (note 19(a))	14,200	13,295
Inventories (note 5)	16,805	8,048
Prepaid expenses	1,786	1,286
Current portion of future income tax assets (note 18(b))	6,084	4,990
	235,112	143,214
Long-term investments (note 6)	5,622	-
Other assets (note 7)	1,852	-
Equipment, furniture and leasehold improvements (note 8)	12,083	6,113
Intangible assets (note 9)	7,001	283
Future income tax assets (note 18(b))	3,514	4,080
Goodwill	8,202	-

	$273,386	$153,690

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,765	$13,687
Deferred revenue	2,041	878
Demand installment loan (note 10)	-	3,244
Short-term debt	208	160
Current portion of long-term debt (note 11)	15,080	136
Current portion of warranty liability	12,151	11,894
	54,245	29,999

Warranty liability	5,884	9,056
Long-term debt (note 11)	10,012	12,735
Other long-term liabilities (note 12)	7,096	5,189
	77,237	56,979
Shareholders’ equity:
Share capital (note 14):
Authorized:
Unlimited common shares, no par value Unlimited preferred shares in series, no par value
Issued:
46,972,304 (2010 - 38,494,475) common shares	430,659	293,660
Other equity instruments (note 16)	4,205	9,825
Additional paid in capital	5,378	4,235
Accumulated deficit	(284,655)	(242,372)
Accumulated other comprehensive income	25,641	18,227
	181,228	83,575
Joint venture partners’ share of net assets of joint ventures (note 19)	14,921	13,136
	196,149	96,711
Commitments and contingencies (notes 13 and 20)
Subsequent event (note 25)

	$273,386	$153,690

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Jill Bodkin ”	Director	“John A. Beaulieu”	Director

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (Expressed in thousands of United States dollars, except share and per share amounts) Years ended March 31, 2011, 2010 and 2009
	2011	2010	2009

Product revenue	$110,475	$94,803	$92,504
Parts revenue	29,459	26,850	16,707
Service revenue	8,128	-	-
	148,062	121,653	109,211

Cost of revenue and expenses:
Cost of product and parts revenue	90,982	82,979	81,337
Research and development (notes 15(c) and 17)	34,663	26,213	26,168
General and administrative (note 15(c))	16,211	11,839	7,526
Sales and marketing (note 15(c))	21,660	16,741	14,628
Foreign exchange loss	3,877	379	659
Depreciation and amortization	3,596	1,957	1,749
Bank charges, interest and other	665	419	407
	171,654	140,527	132,474

Loss before undernoted	(23,592)	(18,874)	(23,263)

Income (loss) from investment accounted for by the equity method (note 6)	842	(983)	(910)
Interest on long-term debt and amortization of discount	(3,323)	(2,539)	(1,624)
Interest and other income	1,222	392	1,504
Gain on sale of long-term investments	-	2,827	13,859

Loss before income taxes	(24,851)	(19,177)	(10,434)

Income tax recovery (expense) (note 18):
Current	(8,886)	(9,663)	(2,682)
Future	(761)	1,222	(3,385)
	(9,647)	(8,441)	(6,067)
Net loss for the year	(34,498)	(27,618)	(16,501)

Net income (loss) attributed to:
Joint venture partners (note 19)	7,785	7,071	3,909
The Company	(42,283)	(34,689)	(20,410)

Loss per share attributable to the Company:
Basic and diluted	$(1.00)	$(1.02)	$(0.67)

Weighted average common shares outstanding:
Basic and diluted	42,305,889	34,133,247	30,268,947

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of United States dollars) Years ended March 31, 2011, 2010 and 2009
	2011	2010	2009

Loss for the year	$(34,498)	$(27,618)	$(16,501)
Other comprehensive income (loss):
Unrealized gain on available for sale securities, net of tax of nil (2010 - $251; 2009 -$359)	-	1,757	1,812
Reclassification of net realized gains on available for sale securities to net loss, net of tax of nil (2010 - $300; 2009 - $2,287)	-	(2,101)	(11,555)
Cumulative translation adjustment	7,414	14,431	(15,604)
	7,414	14,087	(25,347)

Comprehensive loss	$(27,084)	$(13,531)	$(41,848)

Comprehensive income (loss) attributable to:
Joint venture partners	$7,785	$7,071	$3,909
The Company	(34,869)	(20,602)	(45,757)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of United States dollars, except share amounts) Years ended March 31, 2011, 2010 and 2009
	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders’ equity

Balance, March 31, 2008	27,416,993	181,287	1,428	4,098	(187,273)	29,487	13,656	42,683

Issue of common shares on exercise of stock options	104,669	1,781	-	(342)	-	-	-	1,439
Issue of common shares on exercise of performance share units	3,947	18	(18)	-	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	221	-	-	-	-	-	221
Issue of common shares on public offering	4,500,000	54,000	-	-	-	-	-	54,000
Share issuance costs	-	(4,635)	-	-	-	-	-	(4,635)
Value of warrants issued with long-term debt	-	-	3,838	-	-	-	-	3,838
Value of warrants issued to settle obligation to issue warrants	-	-	3,397	-	-	-	-	3,397
Financing costs incurred	-	-	(290)	-	-	-	-	(290)
Stock-based compensation	-	-	1,493	481	-	-	-	1,974
Net loss for the year	-	-	-	-	(20,410)	-	-	(20,410)
Joint venture partners’ share of net income from joint ventures	-	-	-	-	-	-	3,909	3,909
Dividends paid by joint ventures	-	-	-	-	-	-	(7,500)	(7,500)
Other comprehensive loss	-	-	-	-	-	(25,347)	-	(25,347)

Balance, March 31, 2009	32,040,540	232,672	9,848	4,237	(207,683)	4,140	10,065	53,279

Issue of common shares on exercise of stock options	389,580	3,634	-	(1,365)	-	-	-	2,269
Issue of common shares on exercise of performance share units	601,855	3,190	(3,190)	-	-	-	-	-
Issue of common shares on public offering	5,462,500	57,356	-	-	-	-	-	57,356
Share issuance costs	-	(3,192)	-	-	-	-	-	(3,192)
Stock-based compensation	-	-	3,167	1,363	-	-	-	4,530
Net loss for the year	-	-	-	-	(34,689)	-	-	(34,689)
Joint venture partners’ share of net income from joint ventures	-	-	-	-	-	-	7,071	7,071
Dividends paid by joint ventures	-	-	-	-	-	-	(4,000)	(4,000)
Other comprehensive income	-	-	-	-	-	14,087	-	14,087

Balance, March 31, 2010	38,494,475	293,660	9,825	4,235	(242,372)	18,227	13,136	96,711

Issue of common shares on exercise of stock options	472,414	5,115	-	(1,817)	-	-	-	3,298
Issue of common shares on exercise of performance share units	241,825	3,239	(3,239)	-	-	-	-	-
Issue of common shares on exercise of warrants	858,221	13,853	(4,344)	-	-	-	-	9,509
Cancellation of common shares	(52,131)	(895)	-	-	-	-	-	(895)
Reclassification of fair value of expired warrants	-	-	(2,413)	2,413	-	-	-	-
Stock-based compensation	-	-	4,376	547	-	-	-	4,923
Issue of common shares on public offering	6,957,500	121,756	-	-	-	-	-	121,756
Share issuance costs	-	(6,069)	-	-	-	-	-	(6,069)
Net loss for the year	-	-	-	-	(42,283)	-	-	(42,283)
Joint venture partners’ share of net income from joint ventures	-	-	-	-	-	-	7,785	7,785
Dividends paid by joint ventures	-	-	-	-	-	-	(6,000)	(6,000)
Other comprehensive income	-	-	-	-	-	7,414	-	7,414

Balance, March 31, 2011	46,972,304	$430,659	$4,205	$5,378	$(284,655)	$25,641	$14,921	$196,149

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended March 31, 2011, 2010 and 2009
	2011	2010	2009

Cash flows from operating activities:
Loss for the year	$(34,498)	$(27,618)	$(16,501)
Items not involving cash:
Depreciation and amortization	3,596	1,957	1,749
Stock-based compensation expense	4,923	4,530	1,974
Future income tax expense (recovery)	761	(1,222)	3,385
Change in deferred lease inducements	(58)	(95)	(241)
Gain on disposition of long-term investments	-	(2,827)	(13,859)
Loss (income) from investment accounted for by the equity method	(842)	983	910
Accretion of long-term debt	1,992	1,298	363
Other	(344)	-	(172)
Changes in non-cash operating working capital:
Accounts receivable	5,523	(5,667)	899
Inventories	(1,927)	5,523	(4,402)
Prepaid expenses	(488)	54	(289)
Accounts payable and accrued liabilities	(2,831)	645	4,713
Deferred revenue	3,058	1,526	2,878
Warranty liability	(2,844)	1,495	10,758
	(23,979)	(19,418)	(7,835)
Cash flows from investing activities:
Purchase of property and equipment	(3,613)	(204)	(5,282)
Sale (purchase) of short-term investments, net	3,376	7,584	(25,175)
Proceeds from disposition of long-term investments	-	3,744	17,189
Advances on loan receivable	(20,942)	(17,099)	(16,300)
Repayment on loan receivable	18,185	12,721	14,014
Purchase of subsidiaries, net of acquired cash (note 4)	(13,016)	-	(1,461)
Investment in equity interest (note 6)	(4,316)	-	-
	(20,326)	6,746	(17,015)
Cash flows from financing activities:
Proceeds from demand installment loan	-	-	443
Payments on demand installment loan	(3,206)	(1,245)	(1,449)
Increase in short-term debt	-	-	160
Payments on short-term debt	-	(1,120)	(4,720)
Payments on bank loan and other long-term debt	(117)	(42)	964
Issuance of debenture notes	-	-	13,687
Finance costs incurred	-	-	(600)
Shares issued for cash	134,563	59,625	55,439
Share issuance costs	(6,069)	(3,192)	(4,635)
Dividends paid to joint venture partner	(6,000)	(4,000)	(7,500)
	119,171	50,026	51,789
Effect of foreign exchange on cash and cash equivalents	3,116	2,171	(3,348)

Increase in cash and cash equivalents	77,982	39,525	23,591
Cash and cash equivalents, beginning of year	70,480	30,955	7,364

Cash and cash equivalents, end of year	$148,462	$70,480	$30,955

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows, Continued (Expressed in thousands of United States dollars) Years ended March 31, 2011, 2010 and 2009
	2011	2010	2009

Supplementary information:
Interest paid	$1,729	$1,437	$811
Taxes paid	11,394	8,454	1,460
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	343	-
Shares issued on exercise of performance share units	2,344	3,190	18
Cancellation of performance share units	895	-	-
Shares issued for settlement of interest on convertible notes	-	-	221
Broker warrants issued with subordinated debt (note 11(a) and 16)	-	-	266
Shares issued on obligation to settle warrants (note 16)	-	-	3,397

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

1.	Company organization and operations:
Westport Innovations Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is focused on developing technology to enable more environmentally sustainable engines without compromising the performance, fuel economy, durability, and reliability of diesel engines.  The substitution of natural gas for petroleum-based fuel drives a significant reduction in harmful combustion emissions, such as nitrogen oxides, particulate matter, and greenhouse gas, in addition to providing an abundant, relatively inexpensive alternative fuel.  Our systems can be used to enable combustion engines to use gaseous fuels, such as natural gas, propane, or hydrogen.

The Company has a joint venture interest in Cummins Westport Inc. (“CWI”), a joint venture with Cummins Inc. (“Cummins”), formed in 2001 (note 19(a)).  CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL S.p.A (“OMVL”), including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (note 4).  OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, Juniper/OMVL, and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute, and sell an economically viable product to attain profitable operations.

2.	Significant accounting policies:
(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary.  Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary.  The Company has identified CWI and BTIC Westport Inc. (“BWI”) as variable interest entities and determined that the Company is the primary beneficiary.  Accordingly, the Company has consolidated these entities.  The 50% interest held by the Company’s joint venture partners is reflected as “joint venture partners’ share of net assets of joint ventures” in these consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(a)	Basis of presentation (continued):

Effective April 1, 2010, the Company changed the reporting currency for its consolidated financial statement presentation from the Canadian dollar to the United States dollar.  The functional currency of the Company’s operations continues to be the Canadian dollar except for CWI, which continues to use the U.S. dollar as its functional currency, and OMVL (note 4), which uses the Euro as its functional currency.  The Company translates its consolidated Canadian dollar and Euro functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates.  Shareholders’ equity balances are translated using a weighted average of historical exchange rates.  Revenues and expenses are translated using the monthly average rate for the period. All comparative amounts have been restated on a retroactive basis to give effect to the change in reporting currency.  Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars.  The year-end exchange rate of the Canadian dollar as at March 31, 2011 was $1.03 (March 31, 2010 - $0.98), and the average exchange rate for the fiscal year was $0.98 (2010 - $0.92, 2009 - $0.89).  The period end exchange rate of the Euro was 1.42 (July 2, 2010 - 1.26), and the average exchange rate for the Euro was 1.34 for the period from July 2, 2010 to March 31, 2011.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.

	(b)	Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statement of operations.

	(c)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits, are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized.  A decline in value that is considered other than temporary is recognized in net loss for the period.

	(d)	Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost.  An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible.  Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(e)	Inventories:

The Company’s inventory consists of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour, and production overhead including depreciation.  An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value.  In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

	(f)	Equipment, furniture and leasehold improvements:
Equipment, furniture, and leasehold improvements are stated at cost. Depreciation is provided as follows:

		Assets	Basis	Rate

		Computer equipment and software	Straight-line	3 years
		Furniture and fixtures	Straight-line	5 years
		Machinery and equipment	Straight-line	8 years
		Leasehold improvements	Straight-line	Lease term

	(g)	Long-term investments:

The Company accounts for investments in which it has significant influence using the equity basis of accounting.  All other long-term investments, other than warrants, are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable.  Changes in fair value are recognized in accumulated other comprehensive income (loss).  A decline in value that is considered other than temporary is recognized in net loss for the period.  Investments in warrants are accounted for as derivative instruments and recognized at fair value.  Changes in fair value are recognized in net loss for the year.

	(h)	Financial liabilities:

Accounts payable and accrued liabilities, demand installment loan, short-term debt and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method.  For debt instruments containing debt and equity components, the proceeds received are allocated between the debt and equity components based on their relative fair values.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(i)	Research and development costs:

Research costs are expensed as incurred and are recorded net of government funding received or receivable.  Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise, development costs are expensed as incurred.  Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized.  As at March 31, 2011 and 2010, no development costs had been deferred.

	(j)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of equipment, furniture, and leasehold improvements is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

	(k)	Intangible assets:

Intangible assets consist primarily of the cost of intellectual property, trademarks, technology, customer contracts and non-compete agreements.  The intangible assets are amortized over their estimated useful lives.

	(l)	Impairment of long-lived assets:

The Company reviews its long-lived assets for impairment, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(m)	Goodwill impairment:

Goodwill is not amortized and instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that goodwill might be impaired.  This impairment test is performed annually at January 31.

A two-step test is used to identify a potential impairment and to measure the amount of impairment, if any.  The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill is considered not impaired; otherwise, goodwill is impaired and the loss is measured by performing step two.  Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of goodwill.

We determine fair value using widely accepted valuation techniques, including discounted cash flows and market multiple analyses.  These types of analyses contain uncertainties because they require management to make assumptions and to apply judgment to estimate industry economic factors and the profitability of future business strategies.  It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as our future expectations.

We record goodwill at the time of purchase for the excess of the amount of the purchase price over the fair values of the assets acquired and liabilities assumed.  Future adverse changes in market conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge.

	(n)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(o)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

	(p)	Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer.  Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties.  Revenue from research and development activities is recognized as the services are performed.  Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

The Company also earns service revenue from a research and development arrangement with Volvo Powertrain (“VPT”) and Volvo Truck Corporation (“VTC”) under which the Company provides contract services relating to developing natural gas engines or biogas engines for use in Volvo products.  Service revenue is recognized using the milestone method upon completion of project milestones as defined and agreed to by the Company and VPT and VTC.  The Company recognizes consideration earned from the achievement of a substantive milestone in its entirety in the period in which the milestone is achieved.  The Company has deemed all milestone payments within the contract to be substantive.  The payment associated with each milestone relates solely to past performance and is deemed reasonable upon consideration of deliverables and the payment terms within the contract.  Certain milestones under the contract have yet to be defined.

	(q)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  A valuation allowance is recorded against any future income tax asset if it is not “more likely than not” that the benefit of these assets will be realized.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.		Significant accounting policies (continued):
	(r)	Stock-based compensation plans:

The Company has stock option plans, which are described in note 15(a).  The Company accounts for stock-based compensation related to stock options granted to employees and directors at their fair value on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.  The Company has an employee share purchase plan, which is described in note 15(b).  The Company matches the employees’ contribution and recognizes this cost as an expense in the period it is incurred.

The Company also issues share units under its stock option plans as described in note 15(c).  The Company grants both restricted share units (“RSUs”) and performance share units (“PSUs”).  The Company accounts for stock-based compensation related to RSUs and PSUs (the “Units”) at their fair value on the date of grant and compensation expense, net of estimated forfeitures, is recognized in the period earned, which generally is the period over which the Units vest.  Certain Units vest based on both a service condition and a market condition which is determined by the performance of the Company’s share price on the Toronto Stock Exchange.  The impact of market conditions, if any, on the compensation expense is determined at the time of grant with no adjustment to the compensation expense for actual result of the market condition.

	(s)	Post-retirement benefits:

The Company has implemented a group-registered retirement savings plan (“RRSP”) in which full-time employees of the Company are eligible to participate.  Eligible employees may make contributions up to their personal eligible contribution limit under the Canadian Income Tax Act.  The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred.  During the year ended March 31, 2011, the Company recognized $661 (2010 - $635; 2009 - $514) of expense associated with the RRSP.

	(t)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period.  Significant areas requiring the use of estimates are the determination of the fair value of assets and liabilities acquired in business combinations, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of inventories, determination of fair value of options, RSUs and PSUs, valuation of future income tax assets and the determination of warranty liability.  Actual results could differ from estimates used in the preparation of the consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

2.	Significant accounting policies (continued):
	(u)	Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period.  Diluted loss per share is computed similarly to basic loss per share, except the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants, and performance share units, if dilutive.  For stock options, warrants and share units, the number of additional shares is calculated by assuming that outstanding stock options, warrants and share units were exercised at the beginning of the year or when granted and the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period.  For conversion options, the Company uses the if-converted method, which assumes the exercise of options occurs at the beginning of the year or when granted.  For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

3.	Accounting changes:
	(a)	Adoption of new accounting standards:

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued handbook sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling interests.

These sections replace the former handbook sections 1581, Business Combinations, and 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary. Handbook section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook sections 1601 and 1602 apply to interim and annual consolidated financial statements for periods beginning on or after January 1, 2011.  The new sections address accounting for business combinations using the purchase method and the classification and recognition of non-controlling interests. The Company early adopted these handbook sections effective April 1, 2010. As a result, the acquisition of OMVL and Juniper Engines Inc. (“Juniper”) (note 4) was recorded under the provisions of these sections.  The Company previously held 49% of Juniper and as a result of the acquisition, no longer records its previous 49% interest in Juniper under the equity method of accounting from July 2, 2010.  As a result of adopting section 1602, the Company also reclassified joint venture partners’ share of net assets in joint ventures from liabilities to shareholders’ equity on the consolidated balance sheet and changed the presentation of net income attributable to the Company and joint venture partners in the statements of operations, comprehensive loss, shareholders’ equity, and cash flows.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

3.	Accounting changes (continued):
(b) Future accounting changes:

As at January 1, 2011, Canadian GAAP as used by publicly accountable enterprises has been replaced by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Full adoption of IFRS is required for all publicly accountable enterprises for fiscal years beginning on or after this date.  Therefore, the fiscal year ended March 31, 2011 is the last year the Company’s financial statements are prepared in accordance with Canadian GAAP.  Starting April 1, 2011, the Company will adopt accounting principles generally accepted in the United States of America (“U.S. GAAP”) as permitted by Canadian regulatory authorities.  The Company will adopt IFRS if and when IFRS and U.S. GAAP converge.

4.	Business combinations:

On July 2, 2010, the Company acquired, through its wholly owned subsidiary, Juniper Engines Italy S.r.l., 100% of the outstanding shares of OMVL, including its 51% interest in Juniper, from Società Italiana Tecnomeccanica La Precisa S.p.A and Sit International B.V. (collectively the “Sellers”).  The fair value of the consideration for the acquisition was $25,711.  Westport paid cash of $17,146 on closing, and is required to pay $10,778 (€7,600 euro) on the third anniversary of the closing date.  The obligation to the Sellers payable on July 2, 2013 was recognized as a liability on the acquisition date and recorded at fair value.  The amount is non-interest bearing and the fair value was determined using a credit adjusted risk free rate of 3.72% to discount future cash flows.  The long-term payable to the Sellers is recorded in long-term debt on the consolidated balance sheet (note 11).

The Company also entered into an “on first demand” bank guarantee in favour of the Sellers with Banca Intesa S.p.A, covering the Company’s future payment obligation payable on July 2, 2013.  The bank guarantee is subject to a cross guarantee with the Bank of Montreal with whom the Company has a credit facility (note 10).

OMVL is based in Pernumia, Italy and designs, manufactures and markets complete fuelling systems for new vehicles and the aftermarket conversion of engines from gasoline to compressed natural gas and liquefied petroleum gas.  OMVL has production and distribution capabilities in Europe, Asia, South America, and Australia.

The Company previously held the other 49% of Juniper, which was accounted for as a long-term investment using the equity method.  After the transaction, Juniper became a wholly owned subsidiary of the Company.  As a result of this transaction, the Company remeasured its 49% interest in the net assets and liabilities of Juniper held prior to the transaction at fair value and recognized a gain of $184, which is recorded in other income.  For the period from April 1, 2010 to July 2, 2010, the Company recognized a loss of $155 (2010 - $983, 2009 - $910) from investment accounted for by the equity method.

The acquisitions were accounted for as business combinations using the purchase method.  The results of OMVL and the additional 51% of Juniper have been included in the consolidated financial statements of the Company from July 2, 2010.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

4.	Business combinations (continued):

The Company obtained an independent third-party valuation of inventories, property and equipment, and intangible assets. The final fair value of the assets acquired and liabilities assumed are as follows:

Consideration allocated to:

Total tangible assets, including cash of $4,130	$23,531
Intangible assets subject to amortization	6,338
Goodwill	7,573
Total assets acquired	37,442
Less: total liabilities assumed and gain on acquisition of Juniper of $184	(11,731)
Total net assets acquired	$25,711

Consideration:
Cash	$17,146
Long-term payable	8,565

$25,711

The foreign exchange rate used to translate Euro denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.26 based on the July 2, 2010 Bank of Canada closing rate.

The Company recognized goodwill associated with the transactions of $7,573. The goodwill includes the value of the assembled work force and expected synergies including access to markets and supply chain integration.  Goodwill as at March 31, 2011 was $8,202 reflecting the effect of changes in foreign exchange rates.  Goodwill is not deductible for tax purposes.

The consolidated financial statements for the year ended March 31, 2011, reflect consolidated revenue for Juniper (including OMVL) of $23,713 and net loss of $5,138 from the acquisition date.  Had the Company acquired OMVL on April 1, 2010, the Company’s pro forma revenue and net loss for the year would have been $158,580 and $39,785, respectively.

The Company incurred acquisition related expenses of $397 for the year, which has been recorded in general and administrative expenses in the consolidated statements of operations.

5.	Inventories:

	2011	2010

Purchased parts	$10,494	$6,636
Assembled parts	2,705	1,967
Work-in-process	3,453	782
Finished goods	1,349	514
Obsolescence provision	(1,196)	(1,851)

	$16,805	$8,048

During the year ended March 31, 2011, the Company recorded a write-down to net realizable value of approximately nil (2010 - $1,793; 2009 - $132) for obsolescence and scrap.  There were no reversals of write-downs recorded in any year presented.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

6.	Long-term investments:

	2011	2010

Weichai Westport Inc.	$5,622	$-

On July 3, 2010, the Company invested $4.3 million under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”).  The Company has a 35% equity interest in WWI.

From July 3, 2010 to March 31, 2011, the Company recognized income of $997 (2010 - nil), as income from investment accounted for by the equity method.

7.	Other assets

On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities.

Under the Agreement, the Company agreed to loan up to $1,800.  The Company will also receive up to 1,427,179 warrants representing 20% of the current outstanding shares to purchase common shares at $0.10 per share for a period of five years.

As at March 31, 2011, the Company loaned the full $1,800 under the Agreement and received 1,427,179 warrants. The loan bears interest at 12.5%, payable at the maturity date of October 15, 2012.   As at March 31, 2011, the Company had accrued $52 in interest income.  Recoverability of the loan will depend on the future success of the counterparty’s operations and cash flows.  The Company has determined that the fair value of the warrants is nominal, given that the counterparty’s development activities are at an early stage.

8.	Equipment, furniture and leasehold improvements:

2011	Cost	Accumulated amortization	Net book value

Computer equipment and software	$7,839	$7,219	$620
Furniture and fixtures	1,741	1,331	410
Machinery and equipment	29,546	19,401	10,145
Leasehold improvements	10,088	9,180	908

	$49,214	$37,131	$12,083

2010	Cost	Accumulated amortization	Net book value

Computer equipment and software	$6,874	$6,101	$773
Furniture and fixtures	1,538	1,149	389
Machinery and equipment	20,612	16,644	3,968
Leasehold improvements	9,415	8,432	983

	$38,439	$32,326	$6,113

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

8.	Equipment, furniture and leasehold improvements (continued):
As at March 31, 2011, equipment with a cost of $443 (2010 - $446) and a net book value of $354 (2010 - $393) is held under capital lease.

9.	Intangible assets:

2011	Cost	Accumulated amortization	Net book value

Intellectual property	$4,493	$4,345	$148
Trademarks	3,267	125	3,142
Technology	2,059	190	1,869
Customer contracts	1,970	159	1,811
Non-compete agreement	37	6	31

	$11,826	$4,825	$7,001

2010	Cost	Accumulated amortization	Net book value

Intellectual property	$4,254	$3,971	$283

The expected amortization of intangible assets for fiscal year 2012 is $501 and for fiscal year 2013 to 2016 is $357 per year.

10.	Demand installment loan:

The Company has a credit facility for maximum borrowings of CDN$20,000 governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts, and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 1% per annum.  On June 10, 2010, the Company settled its outstanding demand installment loan.  As at March 31, 2011, no amounts are outstanding as a demand installment loan (March 31, 2010 - $3,244).

On July 2, 2010, the Company issued a letter of credit for $10,705 (CDN$11,400) as security for the long-term payable to the Sellers (note 4).

11.	Long-term debt:

	2011	2010

Subordinated debenture notes (a)	$14,948	$12,529
Long-term payable (b)	9,919	-
Capital lease obligation (c)	225	342
	25,092	12,871
Current portion	(15,080)	(136)

	$10,012	$12,735

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

11.	Long-term debt (continued):
(a)

On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $14,090 (CDN$15,000).  Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at CDN$18.73.  The Company has the option to redeem the debentures at any time at 110% of the principal amount.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  Of the $14,090 gross proceeds received, the Company assigned $10,742 to the debenture notes and $3,572 to the warrants based on each instruments’ relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity, and the warrants are included in other equity instruments.

(b)

On July 2, 2010, the Company acquired OMVL for $25,711.  A portion of the purchase price amounting to $10,778 (€7,600 euro) is payable on the third anniversary of the closing date.  The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using the effective interest rate of 3.72% over the term to maturity.  The amount payable to the Sellers will be paid in full on maturity and is not subject to any interest payments.  The amount outstanding is denominated in euro, exposing the Company to foreign exchange changes.  The amount is guaranteed to the Sellers by Banca Intesa S.p.A with a cross guarantee from the Bank of Montreal.

(c)

The Company has capital lease obligations that have initial terms of three to five years at interest rates ranging from 2.13% to 6.17%.  The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2012	$132
2013	96
2014	1
229

Amount representing interest	(4)

$225

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

12.	Other long-term liabilities:

	2011	2010

Deferred lease inducements (a)	$164	$207
Deferred revenue (b)	6,932	4,982

	$7,096	$5,189

(a)
Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments.  The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense.  For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight-line basis over the lease term.  The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

(b)

The Company receives cash in advance of revenue recognition criteria being met, including upfront fees, customer deposits, fees for research and development activities, and extended warranty contracts.  These items are included in deferred revenue and are recognized into earnings over the contract period as research and development activities are completed or over the warranty period as applicable.

13.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies.  During the years ended March 31, 2011, 2010 and 2009, government assistance of $1,675, $1,474 and $2,463, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures (note 17).

Under the terms of an agreement with Industry Canada’s Industrial Technologies Office (“ITO”), from fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $13,900 (CDN $13,500) or 0.33% of the Company’s annual revenue provided that gross revenue exceeds $13,900 (CDN $13,500) in any of the aforementioned fiscal years.  The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $29,100 (CDN $28,200).  As at March 31, 2011, $1,392 (2010 - $1,329) in royalties have been paid or are payable of which $1,392 (2010 - $1,329) remains accrued in accounts payable and accrued liabilities.

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources equal to 1% of future revenue from engines for power generators until the earlier of ten years  from the project completion date (August 30, 2004) or when cumulative royalties total $1,031 (CDN$1,000).  As at March 31, 2011, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

14.	Share capital:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.00 per share.  Gross proceeds totaled $54,000 and the Company also incurred share issuance costs of $4,635.

On December 17, 2009, the Company issued 5,462,500 common shares at a price of $10.50 per share. Gross proceeds totaled $57,356 and the Company incurred share issuance costs of $3,192.
On November 15, 2010, the Company issued 6,957,500 common shares at a price of $17.50 per share. Gross proceeds totaled $121,756 and the Company incurred share issue costs of $6,069.

15.	Stock options and other stock-based plans:

At the Company's 2010 annual general meeting, the Company’s shareholders ratified and approved the Westport Omnibus Plan, and reserved 2,226,645 common shares under this plan.  Under the Westport Omnibus plan, stock options, RSUs and PSUs may be granted and are exercisable into common shares of the Company for no additional consideration.  Any employee, contractor, director, or executive officer of the Company is eligible to participate in the Westport Omnibus Plan.  The Executive and Senior Management Compensation Program sets out provisions where the RSUs and PSUs (together the “Units”) will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors in consultation with the Company’s management.

These performance milestones are focused on achievement of key cash management, profitability, and revenue growth objectives.  Vesting periods and conditions for each Unit granted pursuant to the Westport Omnibus Plan are at the discretion of the Board of Directors and may include time based, share price or other performance targets.

(a) Share options:

The Company grants incentive share options to employees, directors, officers and consultants.  Options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant.  The exercise period of the options may not exceed eight years from the date of grant.  Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones, or reaching specified share price targets.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

15.	Stock options and other stock-based plans (continued):
	(a)	Share options (continued):
A summary of the status of the Company’s share option plan as of March 31, 2011, 2010 and 2009 and changes during the years then ended are presented as follows:

	2011		2010		2009
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of year	1,051,589	$8.13	1,136,163	$7.32	1,235,799	$6.96

Granted	-	-	406,262	10.79	39,280	13.73
Exercised	(472,414)	7.19	(389,580)	6.53	(104,669)	5.57
Cancelled/expired	(17,161)	23.24	(101,256)	15.87	(34,247)	7.66

Outstanding, end of year	562,014	$8.46	1,051,589	$8.13	1,136,163	$7.32

Options exercisable, end of year	455,206	$7.75	550,471	$8.44	786,282	$7.53

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan.  During the year ended March 31, 2011, the Company recognized $547 (2010 - $1,363; 2009 - $481) in stock-based compensation related to stock options.  The fair value of the options granted was determined using the Black-Scholes simulation with the following weighted average assumptions:  expected dividend yield - nil% (2010 - nil%, 2009 - nil%); expected stock price volatility - nil% (2010 - 78.7%, 2009 - 61.0%); risk free interest rate - nil% (2010 - 1.60%, 2009 - 2.74%); expected life of options - nil years (2010 - 3.3 years, 2009 - 4.0 years).  The weighted average grant date fair value was $nil for options granted for the year ended March 31, 2011 (2010 - $5.60, 2009 - $6.45).

Range of exercise prices (CDN $)	Number outstanding, March 31, 2011	Weighted average remaining contractual life	Weighted average exercise price (CDN $)	Number exercisable March 31, 2011	Weighted average exercise price (CDN $)

$ 3.22 to $ 3.96	16,068	2.9	$3.62	8,926	$3.34
4.13 to 4.87	63,279	3.0	4.44	63,279	4.44
5.25 to 5.99	168,190	2.0	5.31	168,190	5.31
6.13 to 9.14	63,058	2.1	8.01	63,058	8.01
10.33 to 11.11	200,709	3.8	11.07	117,710	11.04
14.90 to 16.50	50,710	4.7	15.69	34,043	15.29

$ 3.22 to $16.50	562,014	3.02	$8.46	455,206	$7.75

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

15.	Stock options and other stock-based plans (continued):
	(b)	Employee share purchase plan:

The Company has an employee share purchase plan (“ESPP”) in which full-time employees of the Company are eligible to participate.  Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay.  The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the employee’s RRSP and/or ESPP.  Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis in the open market.  Shares purchased on behalf of the employee with the employee’s contribution vest with the employee immediately.  Shares purchased with the Company’s contribution vest on December 31st of each year, so long as the employee is still employed with the Company.  The ESPP was cancelled on March 31, 2011.

	(c)	Share units:

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments.  As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.  During the year ended March 31, 2011, the Company recognized $4,376 (2010 - $3,167; 2009 - $1,493) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

Of the Units granted during the year ended March 31, 2011, 166,420 Units were subject to market as well as service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil%; expected stock price volatility - 83.48%; and risk free interest rate - 1.52%.  The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions.  Payout factors are determined based upon the absolute stock price two years after the grant date and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.  One-half of these Units vest after two years and the remainder after three years from the date of the grant.  The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant.  Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

15.	Stock options and other stock-based plans (continued):
	(c)	Share units (continued):

A summary of the status of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan, as of March 31, 2011, 2010 and 2009, and changes during the years then ended are as follows:

Units

Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)

Outstanding, March 31, 2009	1,729,970
Units exercised	(601,855)
Units granted	105,084
Units cancelled	(38,286)

Outstanding, March 31, 2010	1,194,913
Units exercised	(241,825)
Units granted	424,149

Outstanding, March 31, 2011	1,377,237

As at March 31, 2011, 541,534 Units are vested and exercisable.
Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	2011	2010	2009

Research and development	$627	$598	$248
General and administrative	2,958	3,217	1,283
Sales and marketing	1,338	715	443

	$4,923	$4,530	$1,974

16.	Other equity instruments:

	2011	2010

Value assigned to Share Units (note 15(c))	$4,205	$3,068
Value assigned to warrants	-	6,757

	$4,205	$9,825

On April 14, 2010, 790,614 warrants issued to ITO with a fair value of $3,209 (CDN$ 4,000) were exercised.  771,428 warrants with an assigned value of $3,572 and 46,118 broker warrants with an assigned value of $266 were issued as part of the debenture units net of transaction costs of $290 (note 11(a)).  On July 3, 2010, all unexercised warrants and broker warrants expired.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

17.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the years ending March 31, 2011, 2010 and 2009, the following research and development expenses had been incurred and program funding received or receivable:

	2011	2010	2009

Research and development expenses	$36,338	$27,546	$28,024
Program funding (note 13)	(1,675)	(1,333)	(1,856)

Research and development	$34,663	$26,213	$26,168

18.	Income taxes:

(a)
The Company’s income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 28.0% (2010 - 29.6%; 2009 - 30.8%) as follows:

	2011	2010	2009

Loss before income taxes	$24,851	$19,177	$10,434

Expected income tax recovery	$6,958	$5,676	$3,214

Reduction (increase) in income taxes resulting from:
Non-deductible interest on long-term debt and amortization of discount	(558)	(384)	(112)
Non-deductible stock-based compensation	(1,379)	(1,341)	(608)
Non-deductible expenses	(42)	(33)	(54)
Withholding taxes	(303)	(194)	(193)
Change in enacted rates	24	(951)	(2,076)
Foreign tax rate differences, foreign exchange and other adjustments	(3,324)	(1,206)	(1,414)
Change in valuation allowance	(11,023)	(10,008)	(4,824)

	$(9,647)	$(8,441)	$(6,067)

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

18.	Income taxes (continued):
(b)	The tax effects of the significant temporary differences that comprise tax assets and liabilities at March 31, 2011 and 2010 are as follows:

	2011	2010

Future tax assets:
Net operating loss carry forwards	$41,115	$27,342
Intangible assets	982	1,580
Equipment, furniture and leasehold improvements	1,181	1,330
Financing and share issuance costs	2,472	1,783
Warranty liability	6,686	7,368
Deferred revenue	3,092	1,950
Provisions	1,756	-
Other	379	85

Total gross future tax assets	57,663	41,438
Valuation allowance	(48,065)	(32,368)

Total future tax asset	$9,598	$9,070

Allocated as follows:
Current future tax assets	$6,084	$4,990
Long-term future tax asset	3,514	4,080

Total future tax asset	$9,598	$9,070

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible.  Since evidence does not exist that future income tax assets will be fully realized, a valuation allowance has been recorded.

Current tax expense for the year ended March 31, 2011 was $8,886 (2010 - $9,663, 2009 - $2,682) of which $8,954 is payable in the United States (2010 - $9,462, 2009 - $2,505), $372 is recoverable in Italy (2010 - nil, 2009 - nil) and $304 (2010 - $201, 2009 - $374) is payable in Canada.  Future income tax expense of $272 (2010 - recovery of $1,312; 2009 -$1,370) relates to temporary differences in the United States.  Future tax expense of $32 (2010 -$90; 2009 -$2,015) relates to temporary differences in Canada.  Future tax expense of $457 (2010 - $nil, 2009 - $nil) relates to temporary differences in Italy.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

18.	Income taxes (continued):
	(c)	The Company has non-capital loss carry forwards in Canada available to offset future taxable income, which expire as follows:

2014	$2,787
2015	2,587
2026	2,428
2027	14,100
2028	20,508
2029	27,577
2030	43,523
2031	44,087
$157,597

The Company has non-capital loss carry forwards in the United States available to offset future taxable income of $914 which expire in 2029. The Company also has non-capital loss carry forwards in Italy available to offset future taxable income. Of these losses, $1,253 expire in 2015 and $1,020 expire in 2016.

19.	Investment in Joint Ventures:

	2011	2010

Cummins Westport Inc. (a)	$14,770	$12,771
BTIC Westport Inc. (b)	151	365

	$14,921	$13,136

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001.  The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel.  The Company provides personnel, financing and key technologies for the venture, while Cummins provides an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations.  Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares, which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines.  In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.  Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004.  However, the Company remained responsible for funding the profit and loss of CWI through CWI’s fiscal 2004 year for the period January 1 to December 31, 2004.  Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004.  Cummins has agreed to manufacture engines for CWI’s business and transfer the engines to CWI at cost.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

19.	Investment in Joint Ventures (continued):

	(a)	Cummins Westport Inc. (continued):

In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of $10,400.  As at March 31, 2011, CWI has paid royalties totaling $9,800.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a VIE and the Company is the primary beneficiary.  The Company continues to consolidate CWI.

CWI has provided a loan to Cummins under a demand loan agreement.  The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2011, this rate was 1.07%.  All outstanding interest is payable in United States dollars on or before December 15, 2011. Interest begins accruing on the date in which monies are advanced under the loan agreement.  The loan is uncollateralized and is renewed annually.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as of and for the periods presented are as follows:

	2011	2010

Current assets:
Cash and cash equivalents	$2,291	$3,176
Short-term investments	14,010	12,704
Accounts receivable	1,016	2,620
Loan receivable	14,200	13,295
Prepaid expenses	100	70
Current portion of future income tax asset	5,288	4,990
	36,905	36,855

Future income tax asset	3,511	4,080

Equipment, furniture and leasehold improvements	765	350

	$41,181	$41,285

	2011	2010

Current liabilities:
Accounts payable and accrued liabilities	$1,658	$4,617
Deferred revenue	1,797	633
Current portion of warranty liability	11,997	11,443
	15,452	16,693

Long-term liabilities:
Warranty liability	4,724	7,738
Deferred revenue	5,453	3,720
	10,177	11,458

	$25,629	$28,151

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

19.	Investment in Joint Ventures (continued):

(a)	Cummins Westport Inc. (continued):

	2011	2010	2009

Product revenue	$84,612	$87,811	$82,475
Parts revenue	26,675	24,007	16,625
	111,287	111,818	99,100

Cost of revenue and expenses:
Cost of revenue	66,989	73,059	73,048
Research and development	10,043	7,740	7,327
General and administrative	1,181	1,031	1,243
Sales and marketing	7,675	7,719	6,393
Foreign exchange	160	(345)	408
Bank charges, interest and other	299	254	156
	86,347	89,458	88,575

Income before undernoted	24,940	22,360	10,525

Interest and investment income	284	120	810

Income before income taxes	25,224	22,480	11,335

Income tax recovery (expense):
Current	(8,954)	(9,461)	(2,513)
Future	(272)	1,311	(1,344)
	(9,226)	(8,150)	(3,857)

Income for the year	15,998	14,330	7,478

Income attributable to Joint Venture Partner	(7,999)	(7,165)	(3,739)

Income attributable to the Company	$7,999	$7,165	$3,739

(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles.  Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture.  Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer.

The consolidated financial statements include 100% of the assets, liabilities, revenue, and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI.  For the year ended March 31, 2011, the net loss from BWI attributable to BTIC was $214 (2010 - $94, 2009 - net income of $170).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

20.	Commitments and contingencies:
The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2012	$1,563
2013	1,220
2014	930
2015	217
2016	27

$3,957

For the year ended March 31, 2011, the Company incurred operating lease expense of $1,599 (2010 - $1,459; 2009 - $1,152).

21.	Segmented information:
The Company’s business operates in three reportable operating segments:

•   CWI which serves the medium- to heavy-duty engine markets.  The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

•   Juniper which designs, produces and sells high-performance alternative fuel engines primarily for the sub-5-litre class initially targeting the global CNG and liquefied petroleum gas industrial and light-duty automotive market; and

•   Other which includes Westport HD and other corporate costs. Westport HD includes the heavy-duty engine markets and currently offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is our proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

The accounting policies for the reportable segments are consistent with those described in note 2.  The Company evaluates segment performance based on the net operating income (loss) which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments.  The Company did not record any intersegment sales or transfers for the years ended March 31, 2011 and 2010.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

21.	Segmented information (continued):

	2011	2010	2009

Revenue
CWI	$111,287	$111,818	$99,100
Juniper	23,713	-	-
Other	13,062	9,835	10,111
	$148,062	$121,653	$109,211

Net operating income (loss)
CWI	$25,399	$22,360	$11,089
Juniper	(2,476)	-	-
Other	(38,377)	(38,479)	(31,537)
	(15,454)	(16,119)	(20,448)

Depreciation and amortization
CWI	(80)	(60)	(38)
Juniper	(1,305)	-	-
Other	(2,211)	(1,897)	(1,711)
	(3,596)	(1,957)	(1,749)

Income before undernoted	(19,050)	(18,076)	(22,197)

Other income (expense), net	(5,801)	(1,101)	11,763

Income before income taxes	$(24,851)	$(19,177)	$(10,434)

Capital expenditures
CWI	$442	$53	$250
Juniper	211	-	-
Other	2,960	151	5,131
	$3,613	$204	$5,282

For the year ended March 31, 2011, 60% (2010 - 67%; 2009 - 84%) of the Company’s revenue was from sales in the Americas, 15% (2010 - 14%; 2009 - 4%) from sales in Asia, and 25% (2010 - 19%; 2009 - 12%) from sales elsewhere.

As at March 31, 2011 total goodwill of $8,202 (2010 - nil) was allocated to the Juniper segment. As at March 31, 2011 total long-term investments of $5,622 (2010 - nil) was allocated to the Other segment. Total assets are allocated as follows:

	2011	2010

CWI	$41,181	$41,285
Juniper	35,168	-
Other	197,037	112,405
	$273,386	$153,690

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

21.	Segmented information (continued):
Capital assets and goodwill information by geographic area:

	2011	2010

Italy	$12,755	$-
Canada	6,701	5,648
United States	787	400
China	42	65
	$20,285	$6,113

22.	Financial instruments:
	(a)	Financial risk management:
The Company has exposure to liquidity risk, credit risk, foreign currency risk, and interest rate risk.
	(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2011, the Company has $180,303 of cash, cash equivalents, and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2011:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	$24,765	$24,765	$24,765	$-	$-	$-
Short-term debt (1)	208	208	208	-	-	-
Subordinated debenture notes (2)	14,948	15,818	15,818	-	-	-
Other long-term debt (3)	10,144	11,002	133	10,869	-
Operating lease commitments	-	3,957	1,563	2,150	244	-
Royalty payments(4)	1,392	26,815	1,392	2,785	22,638	-

	$51,457	$82,565	$43,879	$15,804	$22,882	$-

(1)   Loan repayable to Centrobanca-L46 in May 2011 and carries a fixed interest rate of 1.012%.
(2)   Includes interest at 9%.
(3)   See note 11.
(4)   From fiscal 2011 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of CDN$1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds CDN$13,500 in any aforementioned fiscal year, up to a maximum of CDN$28,189. The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,400. The Company has a remaining obligation of $527.

The Company expects to be able to meet its future financial obligations with its current source of funds.  However, there are uncertainties related to the timing of the Company’s cash inflows and outflows, specifically around the sale of inventories and amounts required for market and product development costs.  These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products.  As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

22.	Financial instruments (continued):

(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loans receivable.  As at March 31, 2011, 85% (2010 - 60%) of accounts receivable relates to customer receivables, 8% (2010 - 11%) relates to government grants receivable and 7% (2010 - 29%) relates to amounts due from partners and indirect and value added taxes receivable.  The loan receivable in current assets is due from Cummins Inc., a large U.S. based engine manufacturer and the Company’s joint venture partner.  The Company is also exposed to credit risk on an amount receivable from a private energy company (note 7).  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible.  Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, loan receivable and other assets of $212,289 at March 31, 2011 represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”) and the Euro (“Euro”).  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, short-term debt, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical.  The Company attempts to limit its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures.  The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

22.	Financial instruments (continued):

(d)	Foreign currency risk (continued):

The Company’s functional currency is the Canadian dollar. The U.S. dollar and the Euro carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet  at March 31, 2011 is as follows:

U.S. dollars

Cash and cash equivalents	$109,872
Short-term investments	25,841
Accounts receivable	1,704
Other assets	1,852
Accounts payable	1,254

Euros

Cash and cash equivalents	201
Long-term debt	6,998

If foreign exchange rates on March 31, 2011 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2011 would have changed by $345 and $17 for US dollar denominated and Euro denominated financial instruments, respectively.  The Company’s exposure to currencies other than U.S. dollars and Euros is not material.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on its loan receivable.  The Company limits its exposure to interest rate risk by continually monitoring, and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.  The company’s interest bearing indebtedness have fixed rates of interest.  Accordingly, the Company is not exposed to interest rate risk as its liabilities.

If interest rates for the year ended March 31, 2011 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2011 would have changed by $12.
(f)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value.  The long-term investment represents our interest in the Weichai Westport Inc. joint venture, which is accounted for using the equity method.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair values of the Company’s demand installment loan, and short-term debt are not materially different from its carrying value based on market rates of interest.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

22.	Financial instruments (continued):
	(f)	Fair value of financial instruments (continued):

Other assets consist of a note purchased by a private energy company (note 7). It is recorded at the outstanding principal amount plus accrued interest.  Given that the company is private, there is a lack of observable market data.  However, the Company believes that the carrying value of the note approximates its fair value as the interest rate of 12.5% represents a market-based rate that would be demanded for a note with similar terms and conditions.

The Company also received warrants to purchase common shares under the Note and Warrant Purchase Agreement.  As the shares are privately held, there is a lack of observable market data and the fair value of the common shares is not readily determinable.  The Company believes the fair value of the warrants is nominal given the counterparty’s development activities are still at an early stage.

The carrying value reported in the balance sheet for the subordinated debenture notes (note 11(a)) is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at March 31, 2011, the fair value of the subordinated debenture notes is higher than its carrying value by $842 based on a market interest rate of 14.00%.
The carrying value reported in the balance sheet for other long-term debt is also recorded at amortized cost using the effective interest rate method.  It is being accreted to the gross proceeds of Euro 7.6 million that is payable to OMVL on July 2, 2013 at the effective interest rate of 3.65%.  As at March 31, 2011, the fair value of the long-term debt is higher than its carrying value by $2,706 based on a market interest rate of 2.35%.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

23.	Management of capital:

As at March 31, 2011, the Company’s capital is composed of share capital, its $20,627 (CDN $20,000) line of credit with a Schedule 1 Canadian bank, $14,090 (CDN$15,000) in debenture units, the primary terms of which are described in note 11(a) and $10,778 (€7,600 euro) long term debt payable as described in note 11(b).

The Company’s objectives when managing capital are as follows:

•      to safeguard the entity's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders;

•      to maintain sufficient cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short-term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

•      to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company’s business plans.

The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses.  The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company’s approach to capital management during the year ended March 31, 2011.

24.	Reconciliation to United States generally accepted accounting standards:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects with accounting principles generally accepted in the United States (“US GAAP”) as follows:

(a)	Debt issuance costs and the effective interest method:

Under Canadian GAAP, debt issuance costs are amortized using the using the effective interest method under Canadian GAAP and are classified as reductions of the carrying value of the debt to which it relates.  Under US GAAP, debt issuance costs are presented as deferred charges and are amortized using the effective interest method.  Accordingly, unamortized financing costs of $130 (2010 - $529) relating to the issuance of debenture units, which are deducted against the liability, would be presented as an asset.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):

(b)	Investments:

Under Canadian GAAP and US GAAP, mark-to-market adjustments on available for sale securities result in future income tax expense or recovery and, for the Company, a corresponding change in the valuation allowance against related future tax assets.  The tax expense or recovery is included in accumulated other comprehensive income (“AOCI”) until the shares are sold at which time the tax expense or recovery will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the period, but under US GAAP, the change in valuation allowance would be recognized in other comprehensive income.  Accordingly, for US GAAP purposes, future income tax expense for the year ended March 31, 2010 and 2009 of $49 and $1,928, respectively, recognized under Canadian GAAP would not be recognized.

For Canadian and US GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

(c)	Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2011, 2010 and 2009 of $141, $129 and $128, respectively, would not be recognized under U.S. GAAP.  As at March 31, 2011, the carrying value of intellectual property would be reduced by $142 (2010 - $283) with a corresponding increase in accumulated deficit.

(d)	Stock-based compensation:

As described in note 15, the Company has granted stock options to certain directors, consultants, and employees.  On adoption of standards requiring stock options to be recognized at fair value, the Company recognized a cumulative adjustment to accumulated deficit for stock-based compensation related to stock options granted to employees on or after April 1, 2002.

For US GAAP purposes, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method on April 1, 2004 but recognized stock based compensation expense prospectively.

Accordingly, on adoption of the fair value method for US GAAP purposes, adjustments to accumulated deficit of $1,857, share capital of $51 and additional paid in capital of $1,806 recognized for Canadian GAAP purposes are not recognized for US GAAP purposes.  In addition, for US GAAP purposes in years prior to April 1, 2002, the Company recognized stock-based compensation of $1,569 relating to stock options issued to non-employees prior to April 1, 2002.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):
	(d)	Stock-based compensation (continued):
Additional information about the share units issued under the Westport Omnibus Plan and former amended Share Unit Plan are as follows:

	Units	Weighted average grant date fair value (CDN $)

Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29

Unvested, March 31, 2009	1,132,410	8.61
Units granted	105,084	9.10
Units vested	(186,790)	10.89
Units cancelled	(38,286)	10.91

Unvested, March 31, 2010	1,012,418	8.16
Units granted	424,149	22.78
Units vested	(548,733)	7.58
Units cancelled	(52,131)	13.64

Unvested, March 31, 2011	835,703	$15.62

The aggregate intrinsic value of the Company’s stock option awards and share units at March 31, 2011 in Canadian dollars are as follows:

	2011	2010

Stock options
Outstanding	$7,187	$9,165
Exercisable	6,143	4,696
Share units
Outstanding	$29,266	$19,966
Exercisable	11,508	3,049

The total intrinsic value of options and share units exercised for the year ended March 31, 2011 was $9,741 (CDN$9,445).  As at March 31, 2011, $11,568 (CDN$11,216) of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):

(e)	Income taxes:

Under both Canadian and US GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled.  In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law.  When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities.  Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities.  For the years ended March 31, 2011, 2010, and 2009, enacted rates for US GAAP purposes were equal to rates used for Canadian GAAP purposes.

Income tax recovery (expense) consists of:

		Income tax recovery (expense)
	Net income (loss) before taxes and Joint Venture Partners’ share of net income from joint ventures	Current	Deferred	Total

Year ended March 31, 2011:
Canada	$(46,103)	$(304)	$(32)	$(336)
United States	21,633	(8,954)	(272)	(9,226)
Italy	1,015	372	(457)	(85)
Other	(1,396)	-	-	-

	$(24,851)	$(8,886)	$(761)	$(9,647)

Year ended March 31, 2010:
Canada	(39,426)	(201)	(90)	(291)
United States	20,774	(9,462)	1,312	(8,150)
Other	(525)	-	-	-

	$(19,177)	$(9,663)	$1,222	$(8,441)

Year ended March 31, 2009:
Canada	$(28,259)	$(374)	$(2,015)	$(2,389)
United States	17,451	(2,505)	(1,370)	(3,875)
Other	374	197	-	197

	$(10,434)	$(2,682)	$(3,385)	$(6,067)

For US GAAP purposes, the Company recognizes the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.  The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):

(e)	Income taxes (continued):

For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or by other tax authorities in jurisdictions in which the Company operates.  In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2011
United States	Fiscal year 2005 to 2011
Germany	Fiscal year 2003 to 2011
China	Fiscal year 2007 to 2011
Italy	Fiscal year 2006 to 2011

In Canada and the United States, if the Company utilizes tax loss carryforwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.

(f)	Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss, and loss per share under US GAAP are as follows:

	2011	2010

Total assets, Canadian GAAP	$273,386	$153,690
Differences in accounting for:
Intellectual property (c)	(142)	(283)
Unamortized financing costs (a)	130	529

Total assets, US GAAP	$273,374	$153,936
Total liabilities, Canadian GAAP	$77,237	$56,979
Differences in accounting for:
Unamortized financing costs (a)	130	529

Total liabilities, US GAAP	$77,367	$57,508

Shareholders' equity, Canadian GAAP	$196,149	$96,711
Difference in accounting for:
Intellectual property (c)	(142)	(283)

Shareholders' equity, US GAAP	$196,007	$96,428

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):

(f)	Effect of US GAAP differences (continued):

	2011	2010	2009

Net loss attributable to the Company, Canadian GAAP	$(42,283)	$(34,689)	$(20,410)
Tax recovery on realized and unrealized gain on available for sale securities (b)	-	49	1,928
Amortization of intellectual property (c)	141	129	128

Net loss attributable to the Company, US GAAP	(42,142)	(34,511)	(18,354)

Other comprehensive income (loss) attributed to the Company, Canadian GAAP	7,414	14,087	(25,347)
Tax expense on realized and unrealized gain on available for sale securities (b)	-	(49)	(1,928)
Other comprehensive income (loss) attributed to the Company, US GAAP	7,414	14,038	(27,275)

Comprehensive loss attributed to the Company , US GAAP	$(34,728)	$(20,473)	$(45,629)

Basic and diluted loss per share, US GAAP	$(1.00)	$(1.01)	$(0.61)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

(g)	Additional financial information and disclosures required under US GAAP:

(i)	Accounts receivable:
A summary of the components of accounts receivable is as follows:

	2011	2010

Customer trade receivable	$14,289	$6,998
Government funding receivable	1,281	1,270
Due from joint venture partner and other receivables	1,075	3,252
Allowance for doubtful accounts	(711)	(130)

	$15,934	$11,390

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):
	(g)	Additional financial information and disclosures required under US GAAP (continued):
		(ii)	Accounts payable and accrued liabilities:
A summary of the components of accounts payable and accrued liabilities is as follows:

	2011	2010
Trade accounts payable	$18,270	$7,598
Accrued payroll	4,852	2,990
Accrued interest	416	397
Income taxes payable	1,087	2,564
Other	140	138

	$24,765	$13,687

(iii)	Warranty liability:
A continuity of the warranty liability is as follows:

	2011	2010	2009

Balance, beginning of year	$20,950	$19,496	$8,920
Warranty claims	(14,143)	(14,164)	(8,039)
Warranty accruals	14,034	17,718	14,962
Change in warranty estimates	(2,735)	(2,059)	3,835
Impact of foreign exchange	(71)	(41)	(182)

Balance, end of year	$18,035	$20,950	$19,496

	(iv)	Cost of revenue:

Cost of revenue related to product revenue for the year ended March 31, 2011 was $72,448 (2010 - $66,277; 2009 - $70,129) and cost of revenue related to parts revenue was $18,534 (2010 - $16,702; 2009 - $11,208).

(v)

Deferred revenue that will not be amortized in one year is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in note 12.  Under US GAAP, this amount would be presented separately on the balance sheet.

(h)	Adoption of new accounting procedures:

Variable interest entities:
In June 2009, the FASB issued a new standard ASC No. 810-10, Consolidation, which amends accounting standards for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity.  In addition, this new accounting standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise’s involvement in a variable interest entity.  Under the new standard, the Company’s accounting treatment of its variable interests remains unchanged.  The Company is performing regular reassessments of whether it is the primary beneficiary of its variable interest entities.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):
	(h)	Adoption of new accounting procedures (continued):

Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends ASC 810, Consolidation.  The amendments provide guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests, and results of activities of a variable interest entity in its consolidated financial statements.  The Company adopted this ASU effective April 1, 2010.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Subsequent events:

In February 2010, the FASB issued a new standard ASU No. 2010-09, Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements, to address implementation issues related to subsequent events.  This update eliminated the requirement for SEC filers to disclose the date through which it has evaluated subsequent events, clarified the period through which conduit bond obligors must evaluate subsequent events and refined the scope of the disclosure requirements for reissued financial statements.  These amendments are effective upon issuance of the update.  The adoption of this update did not have an effect on the Company’s consolidated financial position, results of operations, cash flows, or note disclosures.

Revenue recognition:

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition - Milestone Method (Topic 605).  This ASU stemmed from Emerging Issues Tax Force (“EITF”) Issue 08-9, Milestone Method of Revenue Recognition.  The Task Force concluded that the milestone method is a valid application of the proportional performance model when applied to research or development arrangements.  Accordingly, the ASU states that the use of the milestone method is an accounting policy election.  The Company early adopted this ASU effective July 1, 2010 and records service revenue under this method in its consolidated financial statements.

	(i)	New accounting pronouncements:

Fair value measurements and disclosures:

In January 2010 the FASB issued ASU No. 2010-06, Fair Value Measures and Disclosures, to require more robust disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in level 3 fair value measurements and transfers between Level 1, 2, and 3.  This update is effective for fiscal years beginning after December 31, 2010.  We are assessing the potential impact that the update may have on our financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

24.	Reconciliation to United States generally accepted accounting standards (continued):
	(i)	New accounting pronouncements (continued):

Intangibles - Goodwill and Other:

In December 2010, the FASB issued ASU No. 2010-28, Intangibles - Goodwill and Other, which modifies step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform step 2 of the impairment test if it is more likely than not that a goodwill impairment exists.  This updated is effective for fiscal years beginning on or after December 15, 2010.  The Company has determined that the update will not have any impact on its consolidated financial statements.

Business Combinations:

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations, on the disclosure of supplementary pro forma information for business combinations.  A public entity (acquirer) that presents comparative financial statements should disclose revenue and earnings of the combined entity as though the business combination that had occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period.  This update is effective prospectively for acquisition dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.  We are assessing the potential impact that the update may have on our financial statements.

Multiple-Deliverable Revenue Arrangements:

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.  We are assessing the potential impact that the update may have on our financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars except share and per share amounts) Years ended March 31, 2011, 2010 and 2009

25.	Subsequent event:

On June 8, 2011, the Company entered into a definitive agreement to acquire 100% of the outstanding shares of Emer S.p.A. (“Emer”) of Brescia, Italy, for consideration of approximately €80.0 million ($117.2 million) through a combination of stock, cash, and assumption of debt.  The Company will pay €27.0 million ($39.6 million) in a combination of cash and the issuance of common shares on the closing date.  Common shares will be issued on the closing date in a range of 50% to 100% of this payment amount with the remainder settled in cash.  The Company will also assume approximately €53.0 million ($77.6 million) in existing net debt within Emer.  The closing of the transaction is expected on or about July 1, 2011 and is subject to a number of closing conditions, including regulatory approval from the Toronto Stock Exchange, approval from Emer’s banking syndicate, Emer obtaining the shares of minority shareholders and receipt of Emer’s 2010 audited financial statements.  As a result, the Company will commence consolidating 100% of the assets, liabilities, revenues, and expenses of Emer on the transaction close date.